

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Xue Ran Gao
Chief Executive Officer and Director
AS Capital, Inc.
3-11 Building 3, Beihuan East Road, Pinggu Town
Pinggu District, Beijing
People's Republic of China

Re: AS Capital, Inc.
Preliminary Information Statement on Form PRE 14C
Filed July 13, 2020
File No. 000-55999

Dear Ms. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Form PRE 14C filed July 13, 2020

Corporate Action No. 1
Increase In Authorized Capital
Reasons For The Increase In Authorized Capital, page 4

1. Please update the disclosure to include the number of shares currently authorized and outstanding, to briefly discuss your status as a blank check company whose business plan is to merge with an unidentified company, and to disclose in general terms the status of the current target search. If true, clarify that you have no current agreements or understandings relating to an acquisition with a particular operating company. Otherwise, please disclose the information required by Item 1 of Schedule 14C and Item 14 of Schedule 14A for any contemplated transaction.

We remind you that the company and its management are responsible for the accuracy

Xue Ran Gao
AS Capital, Inc.
July 23, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance